Asset Management Fund

May 20, 2020

Advanced Asset Management Advisors, Inc.

4995 Bradenton Avenue, Suite 210

Dublin, Ohio 43017

Ladies and Gentlemen:

Reference is made to the Investment Advisory Agreement between us dated as of June 30, 2017, as amended (the “Agreement”). This letter serves to amend Sections 9 and 13 of the Agreement as stated below. In addition, we agree that, for purposes of Section 13 of the Agreement, the meeting of the Board of Trustees of Asset Management Fund, held via videoconference on May 20, 2020, shall constitute an in person meeting.

1.	Section 9 of the Agreement is replaced entirely with the following:

Duration and Termination. This Agreement will become effective with respect to each Fund upon the date of its execution for such Fund as listed on Schedule A, provided that it shall have been approved by vote of a majority of the outstanding voting securities of such Fund, in accordance with the requirements under the 1940 Act, and, unless sooner terminated as provided herein, shall continue in effect for two years from the date of its execution for such Fund. Thereafter, if not terminated, this Agreement shall continue in effect as to a particular Fund for successive one-year terms, provided that such continuance is specifically approved at least annually (a) by the vote of a majority of those members of the Trust's Board of Trustees who are not parties to this Agreement or interested persons of any party to this Agreement, cast in person at a meeting called for the purpose of voting on such approval, or otherwise, as permitted by the 1940 Act, rules, interpretations or exemptive relief thereunder, and (b) by the vote of a majority of the Trust's Board of Trustees or by the vote of a majority of all votes attributable to the outstanding shares of such Fund in accordance with the provisions of the 1940 Act and rules interpretations or exemptive relief thereunder. Notwithstanding the foregoing, this Agreement may be terminated as to a particular Fund at any time on 60 days' written notice, without the payment of any penalty, by the Trust (by vote of the Trust's Board of Trustees or by vote of a majority of the outstanding voting securities of such Fund) or by the Investment Adviser. This Agreement will immediately terminate in the event of its assignment. As used in this Agreement, the terms “majority of the outstanding voting securities”, "interested persons" and “assignment" shall have the same meanings as ascribed to such terms in the 1940 Act.

2.	Section 13 of the Agreement is replaced entirely with the following:

Amendment of this Agreement. No provision of this Agreement may be changed, waived, discharged or terminated orally, and no amendment of this Agreement shall be effective until approved by the Board, including a majority of the trustees who are not interested persons of the Investment Adviser or of the Trust and (if required under interpretations of the 1940 Act by the Securities and Exchange Commission or its staff) by vote of the holders of a majority of the outstanding voting securities of the Fund to which the amendment relates.

Please indicate your acceptance of the foregoing by executing two copies of this Letter Agreement, returning one to the Trust and retaining one copy for your records.

Sincerely,

Asset Management Fund

By:	/s/ David Bunstine
Name:	David Bunstine
Title:	President

Accepted:

Advanced Asset Management Advisors, Inc.

By:	/s/ Robert Baker
Name:	Robert D. Baker
Title:	President